June 2, 2005

Mr. William Bennett
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 0511
Washington, D.C.  20549

          RE:     Stone Mountain Resources, Inc.
                  File No. 333-123735


Dear Mr. Bennett:

We represent Stone Mountain Resources, Inc. ("Stone Mountain") We are in receipt of your letter dated May 4, 2005 regarding the above referenced filing and the following are our responses:

General
-------

1. The prospectus does not contain page numbers consistent with the table of contents. Please revise to include.

     Answer: The prospectus has been revised to include page numbers consistent with the table of contents.

2. Section (a)(2) of Rule 419 to Regulation C defines a blank check company as a company that is issuing penny stock and that it is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would
     "scrutinize....offerings for attempts to create that appearance that the
     registrant....has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13,
     1992). In carrying out this mandate, the staff's Assessment of your status under the definition can be based only upon the public representation of its proposed business in the instant registration statement. In this regard we also refer you to proposing Securities Act Release 33-6891 (April 17, 1991).

     Your disclosure indicates that you are an exploration stage company that intends to explore mineral properties that have mineral potential. Your disclosure also indicates that you have yet to commence business operations, you have no operating history, no revenues, you rely entirely on the sale of securities and you have a business plan that calls for growth through acquisitions. In view of the foregoing, we believe that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please either disclosure the blank check nature of the company and revise your offering throughout to comply with the provisions of Rule 419 or affirmatively state in the summary and business sections that you do not consider yourself a blank check as that term is defined in Rule 419 and do not intend to merge with or acquire another company now or in the foreseeable future.

     Answer: The summary and business sections have been revised to disclose that the Company does not consider itself a blank check company as defined and Rule 410 and does not intend to merge with or acquire another company now or in the foreseeable future.

Prospectus Cover Page
---------------------

3. Please include the legend located on the registration statement cover page beginning with "The information in the prospectus is not complete" on the prospectus cover page. See Item 501 (a)(10)(iv) of Regulation S-B.

     Answer: The SB-2 has been revised to the legend on the prospectus cover page.

4. Revise the disclosure in the first paragraph to clarify that the shares "will be" sold at a fixed price until a market develops on the OTCBB rather than "can be" sold at a fixed price.

     Answer: The SB-2 has been revised to clarify that the shares "will be" sold at a fixed price until a market develops on the OTCBB.

5. Please remove the disclosure regarding penny stocks from the cover. The cover page should be limited to the information required under Item 501 of Regulation S-B.

     Answer: The SB-2 has been amended to remove the disclosure regarding penny stocks from the cover.

About Our Company

6. Please provide the definition of "exploration stage corporation" set forth in Guide 7(a)(4)(I) to the Securities Act Industry Guides. Provide similar disclosure in the Business section.

     Answer: The definition of "exploration stage corporation" as set forth in Guide 7(a)(4)(I) to the Securities Act Industry Guides has been disclosed in the About Our Company section and the Business section.

7. We note that you do not have any lines of credit available. Please indicate whether you have any other forms of financing available.

     Answer: The SB-2 has been revised to disclose that the Company plans on raising additional funds through public or private debt or sale of equity to achieve the Company's current business strategy. However, at this time, the Company does not have any lines of credit or other form of financing available to them.

Summary Financial Data
----------------------

8. Revise the caption that now reads "Operating Income" to read instead "Operating Income (Loss)" and reorder to put this caption last.

     Answer: The caption in the Summary Financial Data in the SB-2 has been revised to "Operating Income (Loss)" and placed last.

Risk Factors
------------

9. Clarify in risk factor 2 that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

     Answer: Risk factor 2 has been revised to clarify that the Company's auditors have expressed substantial doubt as to the Company's ability to continue as a going concern.

10. Reference is made to risk factor 10 where you allude to your growth strategy. Elaborate here in and in the Business section on the types of candidates you will seek to acquire, the reasons for this growth strategy, the acquisition arrangements you will attempt to enter into the means by which you will finance the same.

     Answer: The risk factor and Business section has been revised to disclose that the Company will initially seek exploration properties held by individuals or small private corporations, in order to diversify the property holdings to improve the likelihood that the Company secures a property that can be developed into a mine. The properties will be paid by cash, issuing shares of the Company's stock, or a combination.

11. The risk factor concerning weather interruptions in Nevada does not appear to represent a material concern. Please remove it.

     Answer: The risk factor concerning weather interruptions in Nevada has been removed from the SB-2.

12. There are three risk factors discussing the need for additional capital. They should be combined.

     Answer: The three risk factors discussing the need for additional capital have been combined in the SB-2.

13. Intentions regarding Messrs. Dodge and Young to remain with the company should be discussed in the twelfth risk factor.

     Answer: This risk factor has been revised to disclose that Messrs. Dodge and Young intend to remain with the Company.

14. Disclose in risk factor 13 the number of hours and percentage of time per week each of your officers and directors will contribute to company business.

     Answer: The SB-2 has been amended to disclose the number of hours and percentage of time per week each of the officers and directors will contribute to company business.

Management's Discussion and Analysis
------------------------------------

15. Revise to add a discussion that addresses the company's liquidity as of the latest balance sheet date and includes working capital requirements for the next 12 months. In this regard, we note that the company has committed to pay the costs of the proposed offering, the costs of which are estimated to be approximately $12,700, although both cash and total assets as of the latest balance sheet date are less than the costs of the offering. Also consider other significant working capital requirements, including the property option payments due beginning February 2006 and the earnings costs mandated by the Midas Agreement, and address how the management expects to meet such obligations.

     Answer: The SB-2 has been revised to include a discussion addressing the company's liquidity and working capital requirements for the next twelve months.

16. Under "Property Option Payments," disclose the date(s) the initial and second payments were paid.

     Answer: The SB-2 has been amended to disclose the date(s) the initial and second payments were paid.

17. Under "Earning Costs," elaborate on the "specified expenditures" you are required to pay.

     Answer: The SB-2 has been amended to clarify that the specified expenditures include Option Payments, BLM and County fees and exploration work to be carried out on the property. The exploration costs include labor, capital costs, consultants, travel, permits, assays, taxes and insurance.

18.  Indicate the cash balance as of the most recent practicable date.

     Answer: This section has been revised to indicate the cash balance as of the most recent practicable date.

Description of Business
-----------------------

     Mining Business in Nevada

19. Much of the disclosure in the first paragraph and in the last sentence of the fourth paragraph is overly promotional and unsubstantiated.

     Answer: The disclosure in the first paragraph and in the last sentence of the fourth paragraph have been revised to delete the sections which are overly promotional and unsubstantiated.

20.  Please explain the "Bre-X scandal" and define "junior mining companies."

     Answer: The SB-2 has been revised to explain the "Bre-X scandal" and define "junior mining companies."

     Portfolio Approach

21. The disclosure under "Political Risk" that refers to Nevada as the premier mineral exploration location in the world is overly promotional and should be detected.

     Answer: The SB-2 has been amended to delete the disclosure under "Political Risk" that refers to Nevada as the premier mineral exploration location in the world.

22. Please define "junior capital markets" and substantiate your claim that the "junior capital markets have strengthened and the ability to raise capital is increasing and will continue to improve if the gold price continues to increase."

     Answer: The SB-2 has been revised to define "junior capital markets" and to substantiate the Company's claim that the "junior capital markets have strengthened and the ability to raise capital is increasing and will continue to improve if the gold price continues to increase." The Company has disclosed that the largest group of junior mining companies in the world is listed on the TSX Venture Exchange in Canada. The funding for junior mining companies listed on the TSX jumped 53 per cent from the funds raised in 2002 to the funds raised in 2004 while the annual average price of gold increased approximately 31 per cent.

     CAB Claims

23. Please provide the disclosure required under Guide 7(b)(1) regarding access, (b)(3) regarding history of previous operations, including names of previous operators, and (b)(4)(I) and (ii).

     Answer: The SB-2 has been amended to provide the disclosures required under Guide 7(b)(1), (b)(3), and (b)(4)(I) and (ii).

24. Please elaborate on the "promising geology and the geophysics signatures" which led you to select the CAB claims.

     Answer: The SB-2 has been revised to elaborate on the "promising geology and the geophysics signatures" which led the Company to select the CAB claims.

25. Please disclose the time frame for beginning and completing each of the three phases. Clarify exactly what you have done to date and how you propose to conduct any actual mining work as it does not appear you have any employees or equipment.

     Answer: The SB-2 has been amended to disclose the time frame for beginning and completing each of the three phases. The SB-2 has also been revised to disclose what the Company has done to date and how the Company plans on financing its operations.

26.  Please define "VSF" and "diamond drilling program."

     Answer: The SB-2 has been amended to define "diamond drilling program" and to amend "VSF" to "VLF," very low frequency conductors.

Management
----------

27. Please provide the business experience, including names and dates, over the past 5 years for Mr. Dodge and the business experience for the past 2 years, including dates, for Mr. Young as required by Item 401 of Regulation S-B.

     Answer: The SB-2 has been revised to provide the business experience for Mr. Dodge and Mr. Young for the past five years.

28.  Please disclose the line of business for the Land Title Office.

     Answer: The SB-2 has been revised to disclose that Mr. Dodge worked as a surveyor for the Land Title Office of the British Columbian government

29. Delete or substantiate the statement that Mr. Dodge's "primary strength has been the challenge of creating maximum results with minimum resources."

     Answer: The SB-2 has been revised to disclose that Mr. Dodge's primary strength has been the challenge of creating maximum results with minimum resources, as a result of his involvement with numerous start-up companies.

30. Please disclose Mr. Young's relationship with Chubasco Resources Corp. and indicate what relationship exists, if any, between the entity and Chubasco Resources Inc.

     Answer: The SB-2 has been amended to disclose that Mr. Young is President and a Director of Chubasco Resources Inc., a private Nevada exploration junior mining company. Chubasco is not carrying out any mining activities and has no relationship with our company except a common director.

31.  Indicate the type of mining currently being done by Chubasco Resources.

     Answer: The SB-2 has been amended to clarify that Chubasco Resources Inc. is a private Nevada exploration junior mining company, and is not currently carrying out any mining activities

Executive Compensation
----------------------

32.  Update the compensation table for the fiscal year ended March 2005.

     Answer: The SB-2 has been revised to update the compensation table for the fiscal year ended March 2005.

Selling Shareholders
--------------------

33.  Confirm the percentage of common stock owned prior to this offering.

     Answer: The SB-2 has been amended to correct the percentage of common stock owned prior to this offering.

Plan of Distribution
--------------------

34. Regarding the reference to "pledgees, donees or transferees of, or their successors in interest," please note that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed pursuant to Rule 424(b) of Regulation C. Please disclose in the prospectus or supplementally that the company will file such a prospectus supplement(s).

     Answer: The reference to pledgees, donees or transferees of, or their successors in interest has been removed from this section.

35. We note your statement that the selling security holders may "use any combination of the foregoing, or by any other legally available means" when disposing of their shares. Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.

     Answer: The statement, "or by any other legally available means" has been deleted from this section.

36. Please include a brief discussion of the rules and limitations imposed on selling shareholders pursuant to Regulation M.

     Answer: This section has been revised to include a brief discussion of the rules and limitations imposed on selling shareholders pursuant to Regulation M.

Certain Relationships and Related Transactions
----------------------------------------------

37.  Please include the disclosure required by Item 404(d) of Regulation S-B.

     Answer: This section has been revised to include the disclosure require by Item 404(d) of Regulation S-B.

Description of Securities

38. The statement that "all outstanding shares of common stock are fully -paid and non assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete it.

     Answer: The SB-2 has been revised to delete the statement that "all outstanding shares of common stock are fully -paid and non assessable."

Experts
-------

39. The disclosure indicates that Anslow & Jaclin was employed on a contingency basis. Please provide the information required by Item 509 of Regulation S-B.

     Answer: The SB-2 has been amended to clarify that Anslow & Jaclin was not employed on a contingent basis and has no interest or connection to the small business issuer other than as counsel.

                              Financial Statements

Interim Unaudited Financial Statements as of February 28, 2005
--------------------------------------------------------------

Note 1- Basis of Presentation, Page F-5
---------------------------------------

40. It appears that the date October 30, 2003 should be instead 2004. Revise here to correct or clarify and also in Note 1 to the audited financial statements as of March 31, 2004.

     Answer: The auditor has verified that the statements have been revised for the years ending March 31, 2005 and 2004 per the above comment.

41.  Please revise to disclose the fiscal year-end.

     Answer: The auditor has verified that the statements have been revised to disclose the Company's March 31 year end.

42. Revise to add management's representation regarding the audited financial statements in accordance with Item 310(b) of Regulation S-B.

     Answer: The auditor has confirmed that the statements have been updated for audited years ending March 31, 2005 and 2004. Management representation is now updated for the audited year end statements.

Note 7-Commitments
------------------

43. Revise to add disclosure of the company's commitment to pay the registration costs of the proposed offering.

     Answer: The auditor has confirmed that Note 7 has been revised to disclose the Company's commitment to pay the registration costs.

General
-------

44. Include a currently dated consent of the independent accountants in any amendment to the registration statement.

     Answer: A currently dated consent of the independent accountants is included with this filing.

45. The current financial statement presentation does not appear to meet the requirements of Item 310(a) of Regulation S-B. Since the issuer is providing financial statements for a period less than one fiscal year, revise to provide audited financial statements for that period, as of a date within 135 days of filing, as required by Item 310(a) of Regulation S-B. If the company's fiscal year-end is March 31, audited financial statements for the year ending March 31, 2005, would be required in any filings after May 16, 2005. Please refer to Item 310(g) of Regulation S-B.

     Answer: The auditor has confirmed that the required audited statements are provided for the years ending March 31, 2005 and 2004.

                                     Part II

Item 26.  Recent Sales of Unregistered Securities
--------  ---------------------------------------

46. For each offering made pursuant to Rule 506 of Regulation D, please disclose the sophistication of the investors and how the company satisfied any information requirements, as applicable.

     Answer: This section has been revised to disclose that the Company had investors complete questionnaires to confirm there were sophisticated and were provided with a private placement memorandum to satisfy the information requirements.

47. Supplementally advise why the shares issued on February 2005 were $.24 greater per share than those issued in August 2004.

     Answer: The Company has advised us that the initial funding was for establishing the company and to have sufficient funds to seek and to secure a suitable exploration property. Once the company had the property, it sold the next round of shares at a higher price to reflect the increase in potential value of the company.

Exhibits
--------

48.  We are unable to locate exhibit 4.1 (Specimen Stock Certificate) or exhibit
     10.3 (Consent of David Shaw, PhD.).

     Answer:   The SB-2 has been amended to include exhibit 4.1 and exhibit
               10.3.

49. Exhibit 10.1 is not signed nor does it contain exhibit B. Please file a validly executed agreement and include the map.

     Answer: The SB-2 has been amended to include a validly executed agreement and map for exhibit 10.1.

Signatures
----------

50.  Please have your principal accounting officer sign in that capacity.

     Answer: The principal accounting officer has signed the amended SB-2 in that capacity.


Very truly yours,

ANSLOW & JACLIN,


By: /s/ Gregg E. Jaclin
        GREGG E. JACLIN